                                                                  EXHIBIT (a)(1)

                               OFFER TO PURCHASE

                 FOR CASH UP TO 467,886 SHARES OF COMMON STOCK

            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)

                                      OF

                                   HEI, INC.

                                      AT

                          $8.00 NET PER SHARE IN CASH

                                      BY

                             FANT INDUSTRIES INC.


  THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, APRIL 7, 1998, UNLESS THE OFFER IS EXTENDED TO A LATER DATE AND TIME (THE "EXPIRATION DATE"). SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.


  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES OF COMMON STOCK, INCLUDING THE RIGHTS (AS DEFINED HEREIN) ASSOCIATED THEREWITH, WHICH CONSTITUTES 11.5% OF THE TOTAL NUMBER OF OUTSTANDING SHARES OF COMMON STOCK (AND RIGHTS) OF HEI, INC. (THE "COMPANY") (THE "MINIMUM TENDER CONDITION"), (2) THE ELECTION, BY BOARD RESOLUTION OR SHAREHOLDER VOTE, OF A SUFFICIENT NUMBER OF PURCHASER'S DIRECTOR NOMINEES TO CONSTITUTE A MAJORITY OF THE COMPANY'S BOARD OF DIRECTORS (THE "CHANGE OF CONTROL CONDITION"), (3) REDEMPTION OF THE RIGHTS BY THE BOARD OF DIRECTORS OF THE COMPANY, OR PURCHASER HAVING DETERMINED IN ITS SOLE DISCRETION THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER (THE "BOARD ACTION CONDITION"), AND (4) THE ACQUISITION OF SHARES IN THE OFFER HAVING BEEN APPROVED IN ACCORDANCE WITH THE REQUIREMENTS OF THE MINNESOTA CONTROL SHARE ACT (AS DEFINED HEREIN) AND ACCORDED FULL VOTING RIGHTS, OR PURCHASER HAVING DETERMINED IN ITS SOLE DISCRETION THAT SUCH STATUTE IS INAPPLICABLE TO THE OFFER OR THAT IT OTHERWISE WILL NOT HAVE THE EFFECT OF DENYING VOTING RIGHTS TO THE SHARES ACQUIRED BY PURCHASER IN THE OFFER (THE "CONTROL SHARE CONDITION").

  THE OFFER IS NOT CONDITIONED ON PURCHASER OBTAINING FINANCING.

  THERE ARE PROCEDURES AVAILABLE TO THE COMPANY'S BOARD OF DIRECTORS IN THE COMPANY'S BYLAWS AND THE MINNESOTA BUSINESS CORPORATION ACT PURSUANT TO WHICH IT CAN ACT PROMPTLY TO SATISFY THE CHANGE OF CONTROL CONDITION AND THE BOARD ACTION CONDITION. IN ADDITION, THE BOARD CAN CALL A SPECIAL MEETING OF SHAREHOLDERS, WHICH COULD BE HELD AFTER ONLY 14 DAYS, FOR THE PURPOSE OF ACTING TO SATISFY THE CONTROL SHARE CONDITION.

  WE URGE THE BOARD TO COOPERATE WITH OUR EFFORTS TO CONSUMMATE THE OFFER PROMPTLY.
                                                       (continued on next page)

                               ----------------

                     THE DEALER MANAGER FOR THE OFFER IS:

                               RJ STEICHEN & CO

March 10, 1998

                                   IMPORTANT

  Any shareholder desiring to tender all or any portion of such shareholder's Shares (as defined herein) and the associated common stock purchase rights should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile), or, in the case of a book-entry transfer effected pursuant to the procedure set forth in Section 2, an Agent's Message (as defined herein), and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Shares and, if separate, the certificate(s) representing the associated Rights to the Depositary along with the Letter of Transmittal (or facsimile) or deliver such Shares (and Rights, if applicable) pursuant to the procedure for book-entry transfer set forth in Section 2 or (ii) request such shareholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares (and, if applicable, Rights) registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such shareholder desires to tender such Shares (and, if applicable, Rights). Unless the Board Action Condition with respect to the Rights is satisfied, shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of Shares.

  If a shareholder desires to tender Shares and Rights and such shareholder's certificates for Shares (or Rights, if applicable) are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender may be effected by following the procedure for guaranteed delivery set forth in
Section 2.

  Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or to the Dealer Manager at its address and telephone number set forth on the back cover of this Offer to Purchase. A shareholder may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the offer.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
INTRODUCTION..............................................................   4
THE TENDER OFFER..........................................................   7
 1. Terms of the Offer....................................................   7
 2. Procedure for Tendering Shares and Rights.............................   9
 3. Withdrawal Rights.....................................................  13
 4. Acceptance for Payment and Payment for the Shares.....................  13
 5. Price Range of the Shares; Dividends on the Shares....................  15
 6. Certain Information Concerning the Company............................  15
 7. Certain Information Concerning Purchaser..............................  18
 8. Source and Amount of Funds............................................  19
 9. Background and Purpose of the Offer; Plans for the Company............  20
10. Dividends and Distributions...........................................  27
11. Effect of the Offer on the Market for the Shares; Stock Quotations;
     Registration under the Exchange Act; Margin Regulations..............  28
12. Certain Conditions of the Offer.......................................  29
13. Certain Legal Matters.................................................  32
14. Certain Federal Income Tax Consequences...............................  33
15. Fees and Expenses.....................................................  34
16. Miscellaneous.........................................................  34
Schedule I................................................................  36
Schedule II...............................................................  37

To the Holders of Common Stock (including the associated Common Stock Purchase Rights) of HEI, Inc.:

                                 INTRODUCTION

  Fant Industries Inc., a Delaware corporation ("Purchaser") formed by Mr. Anthony J. Fant solely for purposes of the Offer (as defined below), hereby offers to purchase up to 467,886 shares of common stock, par value $0.05 per share (the "Shares"), of HEI, Inc., a Minnesota corporation (the "Company"), or such greater number of Shares that will equal 11.5% of the Shares outstanding as of the date Shares are accepted for payment (such number of Shares being the "Maximum Number"), in each case together with (unless and until Purchaser declares that the Board Action Condition (as defined below) is satisfied) the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 27, 1988, as it may from time to time be supplemented or amended (the "Rights Agreement"), between the Company and Norwest Bank Minnesota, N.A., as Rights Agent (the "Rights Agent"), at a price of $8.00 per Share (and associated Right), net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). ALL REFERENCES HEREIN TO RIGHTS SHALL INCLUDE ALL BENEFITS THAT MAY INURE TO HOLDERS OF THE RIGHTS PURSUANT TO THE RIGHTS AGREEMENT AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES HEREIN TO SHARES SHALL INCLUDE THE RIGHTS.

  Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes in connection with the tender of Shares pursuant to the Offer. Purchaser will pay all fees and expenses of Firstar Bank of Minnesota, N.A., which is acting as the Depositary (the "Depositary"), Beacon Hill Partners, Inc., which is acting as the Information Agent (the "Information Agent"), and R.J. Steichen & Co., which is acting as the Dealer Manager (the "Dealer Manager"), incurred in connection with the Offer. See
Section 15.

  The purpose of the Offer is to increase the equity interest of Purchaser and Mr. Fant in the Company and support their efforts to gain control over the management, operations and assets of the Company. Upon gaining control of the Company, Purchaser intends to (1) explore ways to deploy the Company's assets more productively, which may include the initiation of a program to acquire other companies in the industry, (2) seek to increase the utilization and operating efficiency of the Company's recently expanded facility in Victoria, Minnesota, and (3) seek to stabilize the Company's cash flows. Purchaser also plans to reform the manner in which stock compensation is paid to the Company's Board of Directors and senior management. Specifically, Purchaser plans to link stock compensation more closely to the Company's operating results and stock price performance, avoid the dilutive effects that the current practices can have on non-management shareholder value, and eliminate certain compensation arrangements that promote entrenchment of management. Purchaser has no intention of liquidating the Company's assets, moving operations out of Victoria, Minnesota, or otherwise disrupting operations. Rather, Purchaser will seek to enhance the Company's long-term growth prospects. Purchaser does not plan to effect, directly or indirectly, a business combination with the Company.

  THIS OFFER TO PURCHASE DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WHICH PURCHASER MAY MAKE WILL BE MADE ONLY PURSUANT TO PROXY SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

  Purchaser reserves the right to assign its right to purchase Shares tendered pursuant to the Offer and its other rights under the Offer to one or more of its affiliates, including Mr. Fant. Any such assignment shall not relieve Purchaser of its obligations under the Offer and shall in no way prejudice the rights of tendering shareholders to receive payment for Shares duly tendered.

  The Offer is subject to the fulfillment of a number of conditions, including, without limitation, the conditions set forth below. THERE ARE PROCEDURES AVAILABLE TO THE COMPANY'S BOARD OF DIRECTORS IN THE COMPANY'S BYLAWS AND THE MINNESOTA BUSINESS CORPORATION ACT PURSUANT TO WHICH IT CAN ACT PROMPTLY TO SATISFY THE CHANGE OF CONTROL CONDITION AND THE BOARD ACTION CONDITION. IN ADDITION, THE BOARD CAN CALL A SPECIAL MEETING OF SHAREHOLDERS, WHICH COULD BE HELD AFTER ONLY 14 DAYS, FOR THE PURPOSE OF ACTING TO SATISFY THE CONTROL SHARE CONDITION.

  WE URGE THE BOARD TO COOPERATE WITH OUR EFFORTS TO CONSUMMATE THE OFFER PROMPTLY.

  Minimum Tender Condition. THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION
1) AT LEAST THAT NUMBER OF SHARES (THE "MINIMUM NUMBER OF SHARES") WHICH CONSTITUTES 11.5% OF THE TOTAL NUMBER OF ALL OUTSTANDING SHARES ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT, WITHOUT GIVING EFFECT TO ANY DILUTION THAT MIGHT RESULT FROM EXERCISE OF THE RIGHTS (THE "MINIMUM TENDER CONDITION"). Purchaser reserves the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (the "Commission")), which it presently has no intention of exercising, to waive or reduce the Minimum Tender Condition and to elect to purchase, pursuant to the Offer, fewer than the Minimum Number of Shares. See Section 1.

  According to the Company's Quarterly Report on Form 10-Q for the period ended November 29, 1997 (the "November 1997 Form 10-Q"), as of December 16, 1997, there were 4,068,576 Shares issued and outstanding. In addition, the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1997 (the "August 1997 Form 10-K") states that, as of August 31, 1997 there were 447,000 Shares subject to options outstanding under the Company's stock option plans. Purchaser and Mr. Fant currently own an aggregate of 734,900 Shares which were recently acquired in open market purchases. Based on the foregoing, the Minimum Number of Shares is 467,886. However, the actual Minimum Number of Shares will depend on the facts as they exist on the date of purchase.

  Change of Control Condition. THE OFFER IS CONDITIONED UPON THE ELECTION, BY BOARD RESOLUTION OR SHAREHOLDER VOTE, OF A SUFFICIENT NUMBER OF PURCHASER'S DIRECTOR NOMINEES TO CONSTITUTE A MAJORITY OF THE COMPANY'S BOARD OF DIRECTORS.

  The Change of Control Condition can be satisfied by the election of Purchaser's director nominees either by the existing Board of Directors or by the Company's shareholders. As set forth in the Company's Bylaws, the Board of Directors has the ability, without a shareholder vote, to increase the number of members that constitute the Board and to fill the newly-created directorships with Purchaser's director nominees. Likewise, the Board can fill any vacancies caused by resignations of current members by a resolution of the remaining directors.

  PURCHASER URGES THE BOARD TO TAKE ALL ACTIONS NECESSARY TO SATISFY THE CHANGE OF CONTROL CONDITION, THEREBY PROVIDING TO THE COMPANY'S SHAREHOLDERS THE OPPORTUNITY TO DECIDE FOR THEMSELVES WHETHER THEY WISH TO TAKE ADVANTAGE OF THE OFFER.

  If the Board of Directors fails to elect Purchaser's director nominees, Purchaser anticipates that it will demand a special meeting for the purpose of removing some or all of the present directors of the Company and electing Purchaser's slate of director nominees through a shareholder vote. Purchaser has not, as of this date, proposed a slate of director nominees. Purchaser's slate of nominees will be proposed in compliance with the procedures set forth in the Company's Bylaws and under the laws of the State of Minnesota, and related disclosure will be made in accordance with applicable laws.

  Board Action Condition. THE OFFER IS CONDITIONED UPON PURCHASER BEING SATISFIED IN ITS SOLE DISCRETION THAT THE BOARD HAS IRREVOCABLY TAKEN ALL ACTIONS NECESSARY TO REDEEM THE RIGHTS OR PURCHASER HAVING DETERMINED IN ITS SOLE DISCRETION THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER.

  Under the Company's Rights Agreement, if Purchaser were to acquire more than 30% of the Shares without prior approval by the Board of Directors, the value and voting rights of Purchaser's Shares could be severely diluted. A summary description of the Rights Agreement is provided in Section 9.

  PURCHASER URGES THE BOARD TO TAKE ALL ACTIONS NECESSARY TO SATISFY THE BOARD ACTION CONDITION, THEREBY PROVIDING TO THE COMPANY'S SHAREHOLDERS THE OPPORTUNITY TO DECIDE FOR THEMSELVES WHETHER THEY WISH TO TAKE ADVANTAGE OF THE OFFER.

  Purchaser presently intends, if necessary, to extend the Offer from time to time until the Board Action Condition is satisfied or Purchaser determines, in its sole discretion, that such condition is not reasonably likely to be satisfied.

  The Control Share Condition. THE OFFER IS CONDITIONED UPON PURCHASER'S ACQUISITION OF SHARES IN THE OFFER HAVING BEEN APPROVED IN ACCORDANCE WITH THE REQUIREMENTS OF THE MINNESOTA CONTROL SHARE ACT (AS DEFINED BELOW) AND ACCORDED FULL VOTING RIGHTS, OR PURCHASER HAVING DETERMINED IN ITS SOLE DISCRETION THAT SUCH ACT IS INAPPLICABLE TO THE OFFER OR THAT IT OTHERWISE WILL NOT HAVE THE EFFECT OF DENYING VOTING RIGHTS TO THE SHARES ACQUIRED BY PURCHASER IN THE OFFER.

  Section 302A.671 of the Minnesota Business Corporation Act (the "Control Share Act") will deny voting rights to substantially all of the Shares acquired by Purchaser pursuant to the Offer, unless the acquisition of such Shares is approved by (i) the affirmative vote of the holders of a majority of all outstanding Shares entitled to vote and (ii) the affirmative vote of a majority of all outstanding Shares entitled to vote, excluding holders of "interested shares" (generally, Shares held by Purchaser, by officers of the Company and by any employee-directors of the Company).

  The Control Share Condition will be satisfied if either (i) the Bylaws of the Company are amended by the Company's shareholders prior to consummation of the Offer to provide that the Control Share Act shall be inapplicable to control share acquisitions of the Company's common stock, (ii) the shareholders vote in accordance with the Control Share Act to confer full voting rights to Shares acquired by Purchaser pursuant to the Offer, or (iii) Purchaser in its sole discretion is otherwise satisfied that the Control Share Act is inapplicable to Purchaser's acquisition of Shares in the Offer.

  Under the Company's Bylaws, the Board of Directors has the ability, prior to consummation of the Offer, to adopt a bylaw opting out of the Control Share Act and to call a special meeting to be held in as little as 14 days to obtain the necessary shareholder approval of such bylaw. Likewise, the Board of Directors has the ability to call a special meeting to be held in as little as 14 days for the purpose of allowing the shareholders to approve Purchaser's acquisition of Shares in the Offer.

  PURCHASER URGES THE BOARD TO CALL A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD PROMPTLY TO SATISFY THE CONTROL SHARE CONDITION, THEREBY PROVIDING TO THE COMPANY'S SHAREHOLDERS THE OPPORTUNITY TO DECIDE FOR THEMSELVES WHETHER THEY WISH TO TAKE ADVANTAGE OF THE OFFER.

  If necessary, Purchaser will demand a special meeting of the Company's shareholders for the purpose of either (i) amending the Bylaws of the Company to opt out of the Control Share Act or (ii) conferring voting rights on all Shares acquired by the Purchaser pursuant to the Offer.

  If a special meeting of the Company's shareholders to satisfy the Control Share Condition or the Change of Control Condition is not held prior to the then-scheduled Expiration Date (as defined in Section 1), the Purchaser presently intends to extend the period of time for which the Offer is open until immediately after such special meeting is held.

  Although Purchaser will seek to consummate the Offer as soon as practicable after the Expiration Date, satisfaction of the foregoing conditions depends upon a variety of factors and legal requirements that may affect the timing of such consummation. Certain other conditions to the Offer are described in
Section 12. Purchaser reserves the right (but shall not be obligated) to waive any or all such conditions.

  THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                               THE TENDER OFFER

1. TERMS OF THE OFFER.

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for the Maximum Number of Shares validly tendered prior to the Expiration Date and not withdrawn in accordance with Section 3. The term "Expiration Date" means 12:00 Midnight, New York City time, on April 7, 1998, unless and until Purchaser, in its sole discretion, has extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

  Consummation of the Offer is conditioned upon, among other things, satisfaction of the Minimum Tender Condition, the Change of Control Condition, the Board Action Condition, and the Control Share Condition. If any or all of such conditions are not satisfied or any or all of the other events set forth in Section 12 shall have occurred or shall be determined by Purchaser to have occurred prior to the Expiration Date, Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any or all of the Shares tendered and terminate the Offer, and return all tendered Shares to tendering shareholders, (ii) waive or reduce the Minimum Tender Condition or waive or reduce any or all other conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Shares validly tendered, or (iii) extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares which have been tendered during the period or periods for which the Offer is extended.

  Upon the terms and subject to the conditions of the Offer, if more than the Maximum Number of Shares shall be validly tendered and not withdrawn prior to the Expiration Date, Purchaser will, upon the terms and subject to the conditions of the Offer, purchase the Maximum Number of Shares on a pro rata basis (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares validly tendered and not withdrawn prior to the Expiration Date. Because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn, if proration is required Purchaser does not expect to be able to announce the final proration factor until approximately seven New York Stock Exchange, Inc. ("NYSE") trading days after the Expiration Date. Preliminary results of the proration will be announced by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers. Purchaser will not pay for any Shares accepted for payment pursuant to the Offer until the final proration factor is known.

  Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the events specified in Section 12, by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw its Shares. See Section 3. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not Purchaser exercises its right to extend the Offer.

  Subject to the applicable regulations of the Commission, Purchaser also expressly reserves the right, in its sole discretion at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares in order to comply in whole or in part with any applicable law, (ii) to terminate the Offer and not accept for payment any Shares if any of the conditions referred to in Section 12 has not been satisfied or upon the occurrence of any of the events specified in Section 12 and (iii) to waive any condition or otherwise amend the Offer in any respect by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

  Purchaser acknowledges that (i) Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer, and (ii) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of the preceding paragraph), any Shares upon the occurrence of any of the events specified in Section 12 without extending the period of time during which the Offer is open.

  Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4 (c), 14d-6 (d) and 14e-1 under the Exchange Act, which require that material changes in the information published, sent or given in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

  If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4
(c), 14d-6 (d) and 14e-1 under the Exchange Act. Purchaser reserves the right (but shall not be obligated) to accept payment for more than the Maximum Number of Shares pursuant to the Offer. Purchaser has no present intention of exercising such right. If a number of additional Shares in excess of two percent of the outstanding Shares is to be accepted for payment, and, at the time notice of Purchaser's decision to accept for payment such additional Shares is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from the date that such notice is so published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

  If, prior to the Expiration Date, Purchaser should decide to increase or decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such increase or decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all shareholders whose Shares are accepted for payment pursuant to the Offer. If at the time notice of any such increase or decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

  A request has been made to the Company pursuant to Section 302A.461 of the Minnesota Business Corporation Act for the use of the Company's shareholder lists and security position listings for the purpose of communicating with other shareholders of the Company and possibly soliciting their proxies and related activities. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by Purchaser to record holders of Shares, and will be furnished by Purchaser to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists obtained by Purchaser (or, if applicable, who are listed as participants in a clearing agency's security position listing) for subsequent transmittal to beneficial owners of Shares.

2. PROCEDURE FOR TENDERING SHARES AND RIGHTS.

  Valid Tender. For a shareholder to validly tender Shares and Rights pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (i) certificates for tendered Shares and Rights must be received by the Depositary at one of such addresses or (ii) such Shares and Rights must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) must be received by the Depositary), in each case prior to the Expiration Date, or (b) the tendering shareholder must comply with the guaranteed delivery procedures set forth below.

  UNLESS THE BOARD ACTION CONDITION WITH RESPECT TO THE RIGHTS IS SATISFIED, SHAREHOLDERS WILL BE REQUIRED TO TENDER ONE RIGHT FOR EACH SHARE TENDERED TO EFFECT A VALID TENDER OF SUCH SHARES. ACCORDINGLY, SHAREHOLDERS WHO SELL THEIR RIGHTS SEPARATELY FROM THEIR SHARES AND DO NOT OTHERWISE ACQUIRE RIGHTS MAY NOT BE ABLE TO SATISFY THE REQUIREMENTS OF THE OFFER FOR A VALID TENDER OF SHARES. The Rights Agreement provides that until the close of business on the Distribution Date, the Rights will be evidenced by the certificates for the Shares and may be transferred with and only with the Shares. The Rights Agreement further provides that, as soon as practicable following the Distribution Date, separate certificates representing the Rights are to be mailed by the Company or the Rights Agent to holders of record of Shares as of the close of business on the Distribution Date. Purchaser believes that, as a result of the commencement of the Offer, the Distribution Date may occur as early as March 23, 1998, unless prior to such date the Board redeems the Rights, amends the Rights Agreement to make the Rights inapplicable to the Offer or delays the Distribution Date. UNLESS THE DISTRIBUTION DATE OCCURS, A TENDER OF SHARES WILL ALSO CONSTITUTE A TENDER OF THE ASSOCIATED RIGHTS.

  If the Distribution Date occurs and separate certificates representing the Rights are distributed by the Company or the Rights Agent to holders of Shares prior to the time a holder's Shares are tendered pursuant to the Offer, certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Depositary, or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto, in order for such Shares to be validly tendered. If the Distribution Date occurs and separate certificates representing the Rights are not distributed prior to the time Shares are tendered pursuant to the Offer, the Rights may be tendered prior to a shareholder receiving the certificates for the Rights by use of the guaranteed delivery procedures described below. A tender of Shares constitutes an agreement by the tendering shareholder to deliver certificates representing a number of Rights equal to the number of Shares tendered pursuant to the Offer to the Depositary prior to expiration of the period permitted by such guaranteed delivery procedures for delivery of certificates for, or a Book-Entry Confirmation with respect to, the Rights (the "Rights Delivery Period"). However, after expiration of the Rights Delivery Period, Purchaser may elect to reject as invalid a tender of Shares with respect to which certificates for, or a Book-Entry Confirmation with respect to, an equal number of Rights have not been received by the Depositary. Nevertheless, Purchaser will be entitled to accept for payment Shares tendered by a shareholder prior to receipt of the certificates for the Rights required to be tendered with such Shares, or a Book-Entry Confirmation with respect to such Rights, and either
(a) subject to complying with applicable rules and regulations of the Commission, withhold payment for such Shares pending receipt of the certificates for, or a Book-Entry Confirmation with respect to, such Rights or
(b) make payment for Shares accepted for payment pending receipt of the certificates for, or a Book-Entry Confirmation with respect to, such

Rights in reliance upon the agreement of a tendering shareholder to deliver the Rights and such guaranteed delivery procedures. Any determination by Purchaser to make payment for Shares in reliance upon such agreement and such guaranteed delivery procedures or, after expiration of the Rights Delivery Period, to reject a tender as invalid will be made in the sole and absolute discretion of Purchaser.

  Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at The Depository Trust Company and The Philadelphia Depository Trust Company (each, a "Book-Entry Transfer Facility" and together, the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. If the Distribution Date occurs, the Depositary will also make a request to establish an account with respect to the Rights at the Book-Entry Transfer Facilities, but no assurance can be given that book-entry delivery of the Rights will be available. If book-entry delivery of the Rights is available, the foregoing book-entry transfer procedures will also apply to the Rights. If book-entry delivery of the Rights is not available and the Distribution Date occurs, a tendering shareholder will be required to tender the Rights by means of physical delivery to the Depositary of certificates for the Rights (in which event references in this Offer to Purchase to Book-Entry Confirmations with respect to the Rights will be inapplicable). The confirmation of a book-entry transfer of the Shares or the Rights into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

  THE METHOD OF DELIVERY OF THE SHARES, THE RIGHTS, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH A BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. THE SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (a) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facilities' systems whose name appears on a security position listing as the owner of the Shares) of the Shares and the Rights tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) if such Shares and Rights are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for the Shares or the Rights are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for the Shares or the Rights not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

  Guaranteed Delivery. If a shareholder desires to tender the Shares and the Rights pursuant to the Offer and such shareholder's certificates for the Shares or the Rights are not immediately available (including because certificates for Rights have not yet been distributed by the Company or the Rights Agent) or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender may be effected if all of the following conditions are met:

    (i) such tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

    (iii) the certificates for all tendered Shares and/or Rights, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares and/or Rights), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents are received by the Depositary within (a) in the case of the Shares, three trading days after the date of execution of such Notice of Guaranteed Delivery or, (b) in the case of the Rights, a period ending on the later of (1) three trading days after the date of execution of such Notice of Guaranteed Delivery or (2) three business days (as defined above) after the date certificates for the Rights are distributed to shareholders by the Company or the Rights Agent. A "trading day" is any day on which the NYSE is open for business.

  The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

  Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares and, if the Distribution Date occurs, certificates for (or a timely Book-Entry Confirmation, if available, with respect to) the associated Rights (unless Purchaser elects to make payment for such Shares pending receipt of the certificates for, or a Book-Entry Confirmation with respect to, such Rights as described above), (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for the Shares (or the Rights) or Book-Entry Confirmations with respect to the Shares (or the Rights, if available) are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY PURCHASER ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

  If the Board Action Condition with respect to the Rights is satisfied, the guaranteed delivery procedures with respect to certificates for the Rights and the requirement for the tender of the Rights will no longer apply.

  The valid tender of the Shares and, if applicable, the Rights pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

  Appointment as Proxy. By executing a Letter of Transmittal as set forth above, the tendering shareholder ill irrevocably appoint designees of Purchaser as such shareholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares and the Rights tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares, Rights or other securities or rights issued or issuable in respect of such Shares and Rights on or after March 10, 1998. All such proxies will be considered coupled with an interest in the tendered Shares and Rights. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment the Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares, Rights or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares, Rights and other securities or rights in respect of any annual or special meeting of the Company's shareholders, or any adjournment or postponement thereof, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for the Shares and the Rights to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares and Rights, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares, Rights and other securities or rights, including voting at any meeting of the Company's shareholders.

  Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares or Rights will be determined by Purchaser, in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares or Rights of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares or Rights will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

  Backup Withholding. In order to avoid "backup withholding" of Federal income tax on payments of cash pursuant to the Offer, a shareholder tendering Shares and Rights in the Offer must, unless an exemption applies, provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such shareholder is not subject to backup withholding. If a shareholder does not provide such shareholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such shareholder and payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding of 31%. All shareholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Purchaser and the Depositary). Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. In order to avoid backup withholding, non-corporate foreign shareholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary. See Instruction 9 to the Letter of Transmittal.

3. WITHDRAWAL RIGHTS.

  Except as otherwise provided in this Section 3, tenders of the Shares and the Rights are irrevocable. The Shares and the Rights tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after May 8, 1998, or such later time as may apply if the Offer is extended. The Shares or the Rights may not be withdrawn unless the associated Rights or Shares, as the case may be, are also withdrawn. A withdrawal of the Shares or the Rights will also constitute a withdrawal of the associated Rights or Shares, as the case may be.

  If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 3. Any such delay will be by an extension of the Offer to the extent required by law.

  For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares and the Rights to be withdrawn, the number of the Shares and the Rights to be withdrawn and the name of the registered holder of the Shares and the Rights to be withdrawn, if different from the name of the person who tendered the Shares and the Rights. If certificates for the Shares or the Rights have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares or Rights have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If the Shares or the Rights have been delivered pursuant to the procedure for book-entry transfer as set forth in Section 2, any notice of withdrawal must also specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares or Rights and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawals of tenders of the Shares and the Rights may not be rescinded, and any Shares and Rights properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares and Rights may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser in its sole discretion, which determination will be final and binding. None of Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

4. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR THE SHARES.

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for the Maximum Number of Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 promptly after the later to occur of the Expiration Date and the satisfaction or waiver of the conditions set forth in Section 12. All questions as to the satisfaction of such terms and conditions will be determined by Purchaser in its sole discretion, which determination will be final and binding. See Sections 1 and 12.

  Purchaser expressly reserves the right, in its sole discretion and subject to the rules of the Commission, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with Rule 14e-l(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer).

  In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares and, if the Distribution Date occurs, certificates for (or a timely Book-Entry Confirmation, if available, with respect to) the associated Rights (unless Purchaser elects to make payment for such Shares pending receipt of the certificates for, or a Book-Entry Confirmation with respect to, such Rights as described in Section 2), (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other shareholder pursuant to the Offer.

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering shareholders. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by Purchaser, regardless of any extension of the offer or any delay in making such payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

  If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer (including proration due to tenders of Shares pursuant to the Offer in excess of the Maximum Number of Shares), or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at the applicable Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

  If, prior to the Expiration Date, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such consideration will be paid to all holders whose Shares are purchased in the Offer.

  If Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer (but subject to compliance with Rule 14e-l(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 3.

5. PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES.

  The Shares commenced trading on the Nasdaq National Market and prices are quoted on the Nasdaq National Market under the symbol "HEII". The following table sets forth, for each of the periods indicated, the high and low sales prices for the Shares on the Nasdaq National Market. The Company has not declared or paid any cash dividends with respect to the Shares for the periods indicated.

                                                           COMPANY COMMON STOCK
                                                           --------------------
     FISCAL YEAR ENDING                                       HIGH        LOW
     ------------------                                    ----------  ---------
     AUGUST 31, 1996:
       First Quarter......................................       6.88       4.75
       Second Quarter.....................................       6.63       5.25
       Third Quarter......................................       8.00       5.50
       Fourth Quarter.....................................       8.00       5.50
     AUGUST 31, 1997:
       First Quarter......................................       9.50       6.37
       Second Quarter.....................................      12.00       8.00
       Third Quarter......................................       9.25       4.25
       Fourth Quarter.....................................       6.00       4.56
     AUGUST 31, 1998:
       First Quarter......................................       5.88       4.25
       Second Quarter.....................................       7.88       4.13


  On December 1, 1997, the last trading day prior to the date on which Purchaser began accumulating Shares, the last reported sale price on the Nasdaq National Market for the Shares was $4.50. The Offer represents a 78% premium over the reported closing price of the Shares on such date. On March 3, 1998, the last trading day prior to the public announcement of the terms of the Offer, the last reported closing price on the Nasdaq National Market was $6.375 per Share. The Offer represents a 25% premium to the reported closing price of the Shares on March 3, 1998. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

  As of the date of this Offer to Purchase, the Rights are attached to the Shares and are not traded separately. As a result, the sales prices per Share set forth above are also the high and low sales prices per Share and associated Right during such periods. Upon the occurrence of the Distribution Date, the Rights are to detach, and may trade separately, from the Shares. Purchaser believes that, as a result of the commencement of the Offer on March 10, 1998, the Distribution Date may occur as early as March 23, 1998, unless prior to such date the Board redeems the Rights, amends the Rights Agreement to make the Rights inapplicable to the Offer or delays the Distribution Date. IF THE DISTRIBUTION DATE OCCURS AND THE RIGHTS BEGIN TO TRADE SEPARATELY FROM THE SHARES, THE COMPANY'S SHAREHOLDERS SHOULD ALSO OBTAIN A CURRENT MARKET QUOTATION FOR THE RIGHTS.

6. CERTAIN INFORMATION CONCERNING THE COMPANY.

  Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Neither Purchaser, the Information Agent, nor the Dealer Manager assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events or information which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser or the Information Agent.

  The Company is a Minnesota corporation, and its principal executive offices are located at P.O. Box 5000, 1495 Steiger Lake Lane, Victoria, MN 55386, telephone number (612) 443-2500. The following description of the Company's business has been taken from the August 1997 Form 10-K:

  "HEI, Inc. is a designer and manufacturer of ultraminiature microelectronic devices and high technology products incorporating these devices. HEI's custom-built microelectronics are employed in medical, industrial and computer markets. The optical switch product line and light pen product line, which represented minor parts of the Company's sales, were sold in August 1997 and August 1996, respectively.

  "HEI sells through its Company-employed sales force based at corporate headquarters."

  "There are many sources of raw material supplies available nationally and internationally for Company operations. The manufacture of Company products involves assembly of components purchased from a wide variety of vendors. The Company's business is not dependent on any single supplier."


  "Following is the approximate percentage of the Company's sales to major customers which accounted for more than 10% of total sales in fiscal years 1997, 1996 and 1995.

             CUSTOMER                    1997  1996  1995
             --------                    ----  ----  ----
            Customer A..................  55%   16%
            Customer B..................  27%   38%   12%
            Customer C..................        10%
            Customer D..................              30%
            Customer E..................              27%

  "In each of its product lines, the Company has significant competition, including users who may produce their own alternative devices. The Company obtains new business by identifying customer needs and engineering its products to meet those needs. It competes on the basis of engineering expertise, quality, service and price to obtain new and repeat orders."

  "The estimated amount spent on Company-sponsored research and development activities was approximately $843,000 and $849,000 for the years ended August 31, 1997 and 1996."

  "At August 31, 1997, the Company employed approximately 120 persons of which 2 were part-time."

FIVE YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION OF THE COMPANY (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                YEARS ENDED AUGUST 31
                                       -----------------------------------------
                                        1997     1996     1995    1994    1993
                                       -------  -------  ------- ------- -------
Net sales Cost of sales..............  $30,962  $20,680  $23,423 $17,295 $18,893
Cost of sales........................   24,524   14,957   17,263  12,497  12,174
Gross profit.........................    6,438    5,723    6,160   4,798   6,719
Operating Expenses:
  Selling, general and
   administrative....................    2,277    2,342    2,401   2,094   2,130
  Research, development and
   engineering.......................      843      849      754     679     614
  Gain on sale of product line, net..     (215)     (45)
Operating income.....................    3,533    2,577    3,005   2,025   3,975
Income before income taxes...........    3,980    2,833    3,250   2,102   3,997
Income taxes.........................    1,430      720    1,210     777   1,459
Net income...........................  $ 2,550  $ 2,113  $ 2,040 $ 1,325 $ 2,538
Net income per common share..........  $   .60  $   .52  $   .52 $   .34 $   .66
Weighted average number of common and
 common equivalent shares ...........    4,279    4,098    3,899   3,858   3,822
Balance sheet:
  Working capital....................  $14,784  $10,088  $ 8,380 $ 5,927 $ 4,211
  Total assets.......................   24,511   22,414   12,857  10,905   8,564
  Long-term debt, less current matu-
   rities............................    4,537    5,271
  Shareholders' equity...............   16,995   13,816   10,982   8,671   6,762

  The following review of operations and financial information has been taken from the November 1997 Form 10-Q.

  "REVIEW OF OPERATIONS

  NET SALES

  1998 VS. 1997: HEI, Inc.'s net sales for the three months ended November 29, 1997 decreased 35%, compared to the same period a year ago reflecting the phase out in the last quarter of fiscal 1997 of volume production of a device for use in high density disk drives.

  Because the Company's sales are generally tied to the customer's projected sales and production of the related product, the Company's sales levels are subject to fluctuations outside the Company's control. To the extent that sales to any one customer represent a significant portion of the Company's sales, any change in the level of sales to that customer can have a significant impact on the Company's total sales. In addition, production for one customer may conclude while production for a new customer has not yet begun or is not yet at full volume. These factors may result in significant fluctuations in sales from quarter to quarter.

  GROSS PROFIT

  1998 VS. 1997: For the three months ended November 29, 1997, gross profit decreased $1,846,000 from last year, and the gross profit rate decreased to 13% from 38% last year. The decreased gross profit rate primarily reflects the impact of the first quarter in over a year without a significant contribution from the disk drive market. Last year's gross profit rate, at 38%, was relatively high due to the impact of products shipped utilizing customer supplied materials.

  OPERATING EXPENSES

  1998 VS. 1997: Operating expenses for the three month period ended November 29, 1997 decreased slightly from last year's comparable period. The decrease in research, development and engineering expenses was primarily due to reduced payroll costs. Operating expenses were 20% of net sales compared to 13% for the first quarter of last year. The increase in the percentage to net sales is primarily due to the effect of lower sales on fixed costs.

  INCOME TAXES (BENEFIT)

  The Company records income tax expense for interim periods based on the expected effective rate for the full year. The expected effective income tax rate for fiscal 1998 is approximately 35% compared to 36% for fiscal 1997. Income tax benefit for the first quarter of fiscal 1998 was $55,000 as compared to income tax expense of $610,000 for the same period a year ago.

  NET INCOME (LOSS)

  1998 VS. 1997: The Company had a net loss of $104,000 for the first quarter of fiscal 1998 compared to net income of $1,010,000 for the same period a year ago. The net loss was principally the result of decreased sales and lower gross profit margins."

STATEMENT OF OPERATIONS (UNAUDITED) OF THE COMPANY FOR THE PERIODS ENDED NOVEMBER 29, 1997 AND NOVEMBER 30, 1996(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         THREE MONTHS ENDED
                                                      -------------------------
                                                      NOVEMBER 29, NOVEMBER 30,
                                                          1997         1996
                                                      ------------ ------------
Net sales............................................    $4,080       $6,258
Cost of sales........................................     3,543        3,875
Gross profit.........................................       537        2,383
Operating Expenses:
  Selling, general and administrative................       635          607
  Research, development and engineering..............       168          213
Operating income (loss)..............................      (266)       1,563
Other income, principally interest income............      (107)         (57)
Income (Loss) before income taxes....................      (159)       1,620
Income taxes (benefit)...............................       (55)         610
Net income (loss)....................................    $ (104)      $1,010
Net income (loss) per common share...................    $(0.03)      $ 0.24
Weighted average number of common and common
 equivalent shares outstanding.......................     4,100        4,260

  Other Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in such proxy statements and distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities at the Commission's principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a site on the World Wide Web, and the reports, proxy statements and other information filed by the Company with the Commission may be accessed electronically on the Web at http://www.sec.gov. Copies of such material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

7. CERTAIN INFORMATION CONCERNING PURCHASER.

  Purchaser is a Delaware corporation, the principal executive offices of which are located at 2154 Highland Avenue, Birmingham, AL 35205, telephone number (205) 933-1030. Purchaser was formed for the sole purpose of acquiring and holding shares of the Company's Common Stock. Purchaser has not conducted any unrelated activities since its organization on February 24, 1998. Its sole shareholder is Mr. Anthony J. Fant. The directors of Purchaser are Mr. Fant, who is also its President and Chief Executive Officer, and Mr. Steve E. Tondera, Jr., who is also its Vice President, Chief Financial Officer, Treasurer and Secretary. Schedule I hereto sets forth additional background information relating to the directors and executive officers of Purchaser.

  As of the date hereof, Purchaser and Mr. Fant, together, beneficially own 734,900 Shares, representing approximately 18.1% of the 4,068,576 Shares outstanding as of December 16, 1997, as reported in the November 1997 Form 10-
Q. Mr. Fant, as the sole shareholder of Purchaser, may be deemed to be the beneficial owner of the Shares held by Purchaser. All such Shares were acquired in open market transactions on the Nasdaq National Market.

  Schedule II hereto sets forth transactions in the Shares effected during the past 60 days by Purchaser and Mr. Fant. Except as set forth in this Offer to Purchase and Schedule II hereto, none of Purchaser, its executive officers and directors nor, to the best knowledge of Purchaser, any associate or majority owned subsidiary of such persons beneficially owns any equity security of the Company, and none of Purchaser nor, to the best knowledge of Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing has effected any transaction in any equity security of the Company during the past 60 days.

  Except an set forth in this Offer to Purchase, Purchaser does not (a) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies; (b) been engaged in contacts, negotiations or transactions with the Company or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets; or (c) has had any other transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Offer.

8. SOURCE AND AMOUNT OF FUNDS.

  Purchaser estimates that the total amount of funds required by Purchaser to acquire 467,886 Shares pursuant to the Offer and to pay related fees and expenses will be approximately $4,400,000. To consummate the Offer, Purchaser will rely upon capital contributions or advances made by Mr. Fant, as its sole shareholder (including, to date, a cash contribution of $2 million), as well as borrowings against its margin account with J. C. Bradford & Co. in the ordinary course of business. Mr. Fant has executed a personal guarantee of Purchaser's obligation to consummate of the Offer subject to and in accordance with its terms and conditions. None of the 734,900 Shares beneficially owned by Mr. Fant are held on margin or subject to any other borrowings. Purchaser believes that its financial resources, together with those of Mr. Fant, are sufficient to satisfy its obligations under the Offer. Accordingly, the Offer is not conditioned upon Purchaser obtaining financing.

9. BACKGROUND AND PURPOSE OF THE OFFER; PLANS FOR THE COMPANY.

  Background of the Offer. Upon accumulating 594,900 Shares, Mr. Fant filed a statement on Schedule 13D with the Securities and Exchange Commission and delivered the following letter to the Company's Board of Directors:

                                          Anthony J. Fant
                                          2154 Highland Avenue
                                          Birmingham, Alabama 35205

                                                         February 17, 1998

  To the Board of Directors

  c/o Mr. Eugene W. Courtney
  HEI, Inc.
  1495 Steiger Lake Lane
  Victoria, Minnesota 55386

  Gentlemen:

    I am filing today with the Securities and Exchange Commission a
  Schedule 13D relating to my beneficial ownership of the Common Stock of HEI, Inc. (the "Company").

    In the Schedule 13D, I disclose my intent to seek to gain control of the Company's Board of Directors. I have purchased 594,900 shares (approximately 14.6%) of the Company's outstanding Common Stock based on my belief that the stock has been undervalued. When I began acquiring shares in December, 1997, the price was $4.50, which I consider to be the stock's undisturbed price.

    I have noted a marked decline in the Company's operating results and stock price since early 1997 and believe that the Board of Directors has failed to take appropriate actions to realize the Company's true value. Meanwhile, the directors and top management have continued to reward themselves with stock compensation that bears no relationship to operating results or the stock price and is on terms more favorable than those made available to non-management employees.

    Upon gaining control, I intend to evaluate a number of constructive alternatives with a view toward maximizing value for all shareholders. I also intend to reform the manner in which stock compensation is paid to directors and top executives. Specifically, I plan to link stock compensation more closely to the Company's operating results and stock price performance, avoid the dilutive effects that current practices can have on non-management shareholder value, and eliminate certain compensation arrangements that promote entrenchment of management.

    As the Company's single largest shareholder, I trust that you will respect my interest in leading an honest dialogue concerning the Company's future direction. Additionally, as I continue taking steps to gain control, I will expect you to recognize and fulfill your fiduciary duties to all shareholders and to refrain from taking any action that may adversely affect our rights as shareholders or impede the maximization of shareholder value. Please recognize that any additional entrenchment-motivated actions you might take would result in significant costs to the Company and would reduce value for all shareholders.

                                        Very truly yours,

                                        Anthony J. Fant

  Neither the Company's Board of Directors nor management responded directly to Mr. Fant's February 17, 1998 letter.

  On February 26, 1998, Purchaser made a demand on the Company for a shareholders list pursuant to Section 302A.461 of the Minnesota Business Corporation Act. In addition, a financial advisor acting on behalf of Purchaser contacted the Company's President, Mr. Eugene Courtney, who agreed to meet with the financial advisor on February 27, 1998.

  At the meeting on February 27, 1998 between Mr. Courtney and the financial advisor, it was agreed that Mr. Fant would make himself available to meet with directors of the Company on March 2, 1998 to discuss the possibility of obtaining the directors' support for Purchaser's desire to gain control of the Board of Directors of the Company.

  On March 2, 1998, a meeting between representatives of Purchaser and representatives of the Company was held to discuss the possibility of a friendly and negotiated change of control. No meaningful progress was made toward achieving that outcome.

  On March 4, 1998, Purchaser issued the following press release announcing the Offer:

                             Fant Industries Inc.
                             2154 Highland Avenue
                           Birmingham, Alabama 35205
                             Phone: (205) 933-1030

  For further information contact:

  Anthony J. Fant
  (205) 933-1030

  Richard Grubaugh
  Beacon Hill Partners
  (212) 843-8500

  FOR IMMEDIATE RELEASE

  FANT INDUSTRIES MAKES UNSOLICITED OFFER FOR ADDITIONAL SHARES OF HEI,
  INC.

  NEW YORK, NEW YORK--March 4, 1998--Fant Industries Inc., an acquisition vehicle of Anthony J. Fant of Birmingham, Alabama, has announced a cash tender offer for 468,000 shares, or 11 1/2%, of the Common Stock of HEI, Inc. (Nasdaq: HEII) of Victoria, Minnesota, at a price of $8.00 net per share. The proposed offer represents a 25% premium over yesterday's closing price of $6 3/8 per share and a 78% premium over the closing price of $4 1/2 per share on December 1, 1997, which was the day before Mr. Fant began accumulating HEI's Common Stock.

  HEI designs and manufactures ultraminiature microelectronic devices for medical, telecommunications, computer peripheral and industrial control applications worldwide.

  Fant Industries stated that the purpose of the offer is to increase its economic stake in HEI and support its efforts to gain control of HEI's Board of Directors. Completion of the tender offer would boost Fant Industries' HEI holdings to almost 30% when added to its current position and shares held directly by Mr. Fant.

  The Fant Industries tender offer, proration period and withdrawal rights will expire on Tuesday, April 7, 1998 at 12:00 midnight New York City Time unless extended.

  R.J. Steichen & Co. is the Dealer Manager, and Beacon Hill Partners, Inc. is the Information Agent.

  Promptly following issuance of the press release, Mr. Fant telephoned Mr. Courtney to discuss with him the Offer and to propose that Mr. Courtney remain as President of the Company for an unspecified period of time following consummation of the Offer. Later that same day, Mr Fant sent the following letter to Mr. Courtney:

                             FANT INDUSTRIES INC.
                             2154 Highland Avenue
                           Birmingham, Alabama 35205

                                                            March 4, 1998

  Mr. Eugene W. Courtney
  President
  HEI, Inc.
  1495 Steiger Lake Lane
  Victoria, Minnesota 55386

  Dear Gene:

    Thank you again for taking the time to sit down with us Monday and for bringing together other members of your team.

    As I mentioned to you this morning, we have announced an offer to buy 468,000 additional shares of the Company's Common Stock (approximately 11.5% of the outstanding shares) subject to certain conditions. We remain committed to a long-term investment in the Company, and this purchase would boost our holdings to just under 30% of the Company's outstanding Common Stock.

    We remain committed to the discussions we have begun with you concerning the Company's future and making changes on the Board of Directors. Our intent is simply to keep these discussions within the framework of a forward-moving process. We believe this to be in the shareholders' best interest, based primarily upon remarks by your transaction lawyer suggesting the prospect of an extended process that may elude useful definition. We believe the industry is changing rapidly, and we fear that windows of opportunity may close if negotiations become protracted.

    By opening up the process to shareholders, we can better ensure that we will be in a position to capitalize on the opportunities that may arise. We also believe an offer such as this is the most efficient manner by which we may increase our financial commitment to the Company.

    Again, our offer need not be mutually exclusive with the current dialogue between us, and we hope that the two things can co-exist and, in fact, support each other.

    We reiterate that we have no intention of liquidating the Company's assets, putting the Company on the block, moving operations out of Victoria, or otherwise disrupting the business. Our commitment is long term, and we will remain committed to maximizing shareholder value. We urge you to work with us in leading the Company into the twenty-first century.

                                   Very truly yours,

                                   Anthony J. Fant
                                   President

  On March 5, 1998, Mr. Fant received the following letter from Mr.
Courtney:

                                                            March 5, 1998

  Mr. Anthony J. Fant, President
  Fant Industries Inc.
  2154 Highland Avenue
  Birmingham, Alabama 35205

  Dear Mr. Fant:

    We appreciated the opportunity to meet with you earlier this week. I am disappointed, however, that you have chosen to proceed with a tender offer without allowing us to engage in further discussions concerning your ideas for the company and the backgrounds of you and your associates.

    In view of the tender offer, the Board obviously has obligations to consider the offer and, to the extent that you have information that might be useful in our considerations, please provide it to me. Further, if you believe it to be appropriate to provide such information, it would be helpful if it were provided in writing.

    While the process of consideration and response will doubtless require my full and immediate attention, I am still hopeful that we may find a mutually convenient time to meet personally and continue discussions of your ideas and plans for HEI, and I will look forward to that opportunity.

                                   Sincerely,

                                   Eugene W. Courtney

  In response to Mr. Courtney's March 5, 1998 letter, Mr. Fant sent the following letter to Mr. Courtney on the same day:

                              FANT INDUSTRIES INC.
                              2154 Highland Avenue
                           Birmingham, Alabama 35205

                                                         March 5, 1998

  Mr. Eugene W. Courtney
  President & CEO
  HEI, Inc.
  P.O. Box 5000
  Victoria, MN 55386-5000

  Dear Mr. Courtney:

    Thank you for your letter of today. We would also like to continue our discussions from earlier this week and do not feel the tender offer impedes that process.

    We appreciate your consideration of our offer. We believe it is a very attractive offer and one that is in the best interest of all shareholders. We would remind you that, at $8 per share, our offer represents a 78% premium over the closing price of $4.50 per share on December 1, 1997, which was the day before we began accumulating the stock.

    Regarding your request for information about our tender offer, we will forward such information promptly upon its completion. We expect to deliver such information to you no later than Tuesday, March 10th. We will also furnish additional information about ourselves and our plans in a timely manner in accordance with applicable laws.

    As we discussed yesterday, we are travelling to Minneapolis this afternoon and have kept our schedules open for a meeting with you Friday. As we are in transit, please call John Sanders in our Birmingham office at (205) 933-1030, to let us know when you will be available. Alternatively, you may contact us directly at the Embassy Suites Centre Village in downtown Minneapolis at (612) 333-3111.

                                   Very truly yours,

                                   Anthony J. Fant
                                   President and CEO

  Later on March 5, 1998, Mr. Courtney contacted Purchaser's office and indicated that he would not meet with Mr. Fant on Friday, March 6, 1998. In response, Mr. Fant sent the following letter to Mr. Courtney:

                             FANT INDUSTRIES INC.
                             2154 Highland Avenue
                           Birmingham, Alabama 35205

                                                         March 6, 1998

  Mr. Eugene W. Courtney
  President & CEO
  HEI, Inc.
  P.O. Box 5000
  Victoria, MN 55386-5000

  Dear Mr. Courtney:

  Based on our telephone conversation Wednesday morning, and your subsequent letter, I understood we would meet Friday. I was very disappointed on arriving at my hotel in Minneapolis last night to find a message saying you would not be able to meet with us.

  I hope this development doesn't indicate an unwillingness to continue our discussions. I firmly believe a negotiated solution for change in control of the Board of Directors is in everyone's best interest, particularly the shareholders. It is my desire to expeditiously pursue such an outcome.

                                   Very truly yours,

                                   Anthony J. Fant
                                   President and CEO

  Except for the foregoing, there have been no material contacts or negotiations between Purchaser or its affiliates, on the one hand, and the Company and its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Shares or other securities of the Company, an election of directors, or a sale or other transfer of a material amount of the Company's assets.

  Purpose of the Offer. The purpose of the Offer is to increase the equity interest of Purchaser and Mr. Fant in the Company and support their efforts to gain control over the management, operations and assets of the Company. Upon gaining control of the Company, Purchaser intends to (1) explore ways to deploy the Company's assets more productively, which may include the initiation of a program to acquire other companies in the industry, (2) seek to increase the utilization and operating efficiency of the Company's recently expanded facility in Victoria, Minnesota, and (3) seek to stabilize the Company's cash flows. The Purchaser also plans to reform the manner in which stock compensation is paid to the Company's Board of Directors and senior management. Specifically, Purchaser plans to link stock compensation more closely to the Company's operating results and stock price performance, avoid the dilutive effects that the current practices can have on non-management shareholder value, and eliminate certain compensation arrangements that promote entrenchment of management. Purchaser has no intention of liquidating the Company's assets, moving operations out of Victoria, Minnesota, or otherwise disrupting operations. Rather, Purchaser will seek to enhance the Company's long-term growth prospects. Purchaser does not plan to effect, directly or indirectly, a business combination with the Company.

  THIS OFFER TO PURCHASE DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WHICH

PURCHASER MAY MAKE WILL BE MADE ONLY PURSUANT TO PROXY SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

  Plans for the Company. In connection with the Offer, Purchaser has reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that it might seek to influence the Company to adopt in the event that Purchaser is able to obtain control of the Company's Board of Directors. In addition, if and to the extent that Purchaser is able to control the Company or otherwise obtains access to the books and records of the Company, Purchaser intends to conduct a detailed review of the Company and its assets, financial projections, corporate structure, capitalization, operations, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such strategies could include, among other things, changes in the Company's business, corporate structure, capitalization, operations or management. However, Purchaser has no intention of liquidating the Company's assets, moving operations out of Victoria, Minnesota, or otherwise disrupting operations. Purchaser has no present intention to seek to acquire the entire equity interest in the Company or to consummate a merger or other business combination transaction between the Company and Purchaser.

  The Rights Agreement. Set forth below is a summary description of the Rights Agreement derived from the Company's Form 8 filed on June 27, 1988.

  On May 27, 1988, the Company's Board declared a dividend distribution of one Right for each outstanding Share. The dividend is payable to the shareholders of record on June 10, 1988. Each Right entitles the registered holder to purchase from the Company one-fourth ( 1/4) of one Share at a price of $6.00 (the "Purchase Price"), subject to adjustment.

  The Rights will not be exercisable until the earlier of ten business days (subject to limited extension by the Board) following a public announcement that (i) an "Acquiring Person" (as defined in the Rights Agreement), which term does not include the Company or an employee benefit plan of the Company, has acquired beneficial ownership (as defined in the Rights Agreement) of 20% or more of the outstanding Shares of the Company or (ii) a tender offer or exchange offer for 30% or more of the outstanding Shares has been commenced or announced (the earlier of such dates being called the "Distribution Date"). The Rights are not exercisable until the Distribution Date. The Rights will expire on June 10, 1998 unless earlier redeemed by the Company as described below.

  Until the Distribution Date the Rights will be evidenced, with respect to any Share certificates outstanding as of June 10, 1987 by such Share certificates with a copy of the Company's Form 8 Summary of Rights attached thereto. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Share certificates. New Share certificates issued after June 10, 1988 (or as soon as practicable thereafter) upon transfer or new issuance of Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date the surrender for transfer of any Share certificates outstanding as of June 10, 1988, even without a copy of the Company's Form 8 Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Shares as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights.

  The Purchase Price payable, and the number of Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Shares, (ii) upon the grant to holders of the Shares of certain rights or warrants to subscribe for Shares or convertible securities at less than the current market price of the Shares or (iii) upon the distribution to holders of the Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in Shares) or of subscription rights or warrants (other than those referred to above).

  In the event that the Company is acquired in a merger or other business combination by an Acquiring Person or after an Acquiring Person has acquired more than 40% of the Company's Shares or 50% or more of the Company's assets or earning power is sold in one transaction or a series of transactions to an Acquiring Person, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of one-fourths ( 1/4) of full shares of common stock of the Acquiring Person or other acquiring entity which at the time of such transaction would have a market value of two times the Purchase Price. In the event that the Company is the surviving corporation in a merger and the Shares are not changed or exchanged, or in the event that an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, or in the event any person acquires 30% or more of the outstanding Shares without prior approval of the Board of Directors, proper provision shall be made so that each holder of a Right will thereafter have the right to receive upon exercise thereof at the then Ncurrent Purchase Price that number of one-fourths ( 1/4) of full shares of Shares having a market value of two times the Purchase Price. Upon the occurrence of any of the transactions referred to in this paragraph, any rights that are or were at any time beneficially owned by an Acquiring Person engaging in any of such transactions or receiving the benefits thereof on or after the time the Acquiring Person became such shall become void.

  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. Fractional shares may not be issued in the discretion of the Company and, in lieu thereof, an adjustment in cash may be made based on the market price of the Shares on the last trading date prior to the date of exercise.

  At any time prior to ten Business Days after an announcement that an Acquiring Person (as defined in the Rights Agreement) has acquired, or obtained the right to acquire, 20% or more of the outstanding shares of Common Stock of the Company, subject to extension by the Board of Directors, the Company may redeem all but not some of the Rights at a price of $.05 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

  The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the description included in the Company's Form 8 filed on June 27, 1988, and the text of the Rights Agreements as set forth as an exhibit to the Company's Registration Statement on Form 8-A filed May 31, 1988, as amended by Form 8 filed on June 27, 1988, copies of which may be obtained in the manner set forth in Section 6.

  Certain Change of Control Provisions. Based on publicly available information, Purchaser believes that the Company is a party to employment agreements with certain of its executive officers, including Messrs. Eugene W. Courtney, Jerald H. Mortenson and Dale A. Nordquist, and that each such agreement includes a "change of control" provision which may be triggered by recomposition of the Company's Board of Directors in the manner contemplated by the Offer. The Company's 1989 Omnibus Stock Compensation Plan, as amended, as well as its 1991 Stock Option Plan for Non-employee Directors, as amended, also includes change of control provisions that may be triggered by a recomposition of the Board or by consummation of the Offer. If triggered, such change of control provisions could operate to vest certain monetary and other rights in the Company's employees, officers and non-employee directors (including "golden parachutes" in the case of Messrs. Courtney, Mortenson and Nordquist). The Offer is not conditioned upon waiver or elimination of any such rights. Copies of the foregoing agreements and plans may be obtained in the manner set forth in Section 6.

10. DIVIDENDS AND DISTRIBUTIONS.

  If, on or after March 10, 1998, the Company should split, combine or otherwise change the Shares or its capitalization, or shall disclose that it has taken any such action, then, subject to the provisions of Section 12,

Purchaser may, in its sole judgment, make such adjustments in the Offer price and the other terms of the Offer as it deems appropriate to reflect such split, combination or other change (including, without limitation, the number and type of securities offered to be purchased, the amounts payable therefor and the fees payable hereunder).

  If, on or after March 10, 1998, the Company should declare or pay any cash or stock dividend or other distribution on or issue any rights with respect to the Shares payable or distributable to shareholders of record on a date before the transfer to the name of Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares accepted for payment pursuant to the Offer, then, subject to the provisions of Section 12, (i) the Offer price payable by Purchaser pursuant to the Offer will be reduced by the amount of any such cash dividend or cash distribution and (ii) the whole of any such non-cash dividend, distribution or right will be received and held by the tendering shareholder for the account of Purchaser and shall be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser, in its sole discretion.

11. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK QUOTATIONS; REGISTRATION UNDER THE EXCHANGE ACT; MARGIN REGULATIONS.

  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly. Consequently, depending upon the number of Shares purchased and the number of remaining holders of Shares, the purchase of Shares pursuant to the Offer may adversely affect the liquidity and market value of the remaining Shares held by the public. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer price.

  The Shares are currently listed and traded on the Nasdaq National Market, which constitutes the principal trading market for the Shares. Depending upon the aggregate market value and the number of Shares not purchased pursuant to the Offer, the Shares may no longer meet the quantitative maintenance criteria of the National Association of Securities Dealers, Inc. (the "NASD") for continued inclusion on the Nasdaq National Market and may cease to be authorized for quotation on such markets. The Nasdaq National Market's published guidelines require that an issuer have at least 200,000 publicly held shares (exclusive of holdings of officers, directors or beneficial owners of more than 10%), held either by at least 400 beneficial shareholders or 300 beneficial shareholders of round lots, with a market value of at least $1 million and must have net tangible assets of at least either $1 million, $2 million or $4 million depending on profitability levels during the issuer's four most recent fiscal years. If these standards are not met, shares of an issuer might nevertheless continue to be included in the Nasdaq Stock Market with quotations published in the Nasdaq Stock Market's "additional list" or in one of the local lists, but if the number of beneficial holders were to fall below 300, or if the number of publicly held shares were to fall below 100,000 or there were not at least two registered and active market makers for the Shares, the NASD's rules provide that such shares would no longer be "qualified for reporting" by the Nasdaq Stock Market.

  The Offer will not result in a reduction of the Company's publicly held shares below the required minimum amount. However, it is possible that the number of beneficial holders of the Shares may significantly decrease if Purchaser acquires 467,886 or more Shares pursuant to the Offer. According to the August 1997 Form 10-K, as of August 31, 1997, there were approximately 490 holders of record of Shares, not including beneficial owners whose shares were in street names. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NASD for continued inclusion in the Nasdaq National Market or in any other tier of the Nasdaq Stock Market, and the Shares are no longer included in the Nasdaq National Market or in any other tier of the Nasdaq Stock Market, the market for Shares could be adversely affected. In the event that the Shares no longer meet the requirements of the NASD for continued inclusion in any tier of the Nasdaq Stock Market, it is possible that Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if such Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the Commission, and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of
Section 16(b) and the requirement of furnishing a proxy statement in connection with shareholders' meetings and the related requirement of an annual report to shareholders, and the requirements of Rule 13e-3 with respect to going private transactions, no longer applicable with respect to the Shares or to the Company. Furthermore, if registration of the Shares under the Exchange Act were terminated, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated.

  Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

12. CERTAIN CONDITIONS OF THE OFFER.

  Notwithstanding any other term of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, in its sole discretion, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer, if, in the sole judgment of Purchaser (i) at or prior to the Expiration Date, the Control Share Condition has not been satisfied, or (ii) at any time on or after March 10, 1998 and before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following events or conditions exist or shall occur and remain in effect or shall be determined by Purchaser to exist or have occurred:

    (a) there shall have been instituted, pending or threatened any action or proceeding by any court, government or governmental authority or agency, domestic or foreign, which (i) seeks to challenge the acquisition by Purchaser (or any of its affiliates) of Shares pursuant to the Offer, restrain or prohibit the making or consummation of the Offer, or obtain damages in connection therewith in an amount which would reasonably be expected to have a material adverse effect, (ii) seeks to make the purchase of or payment for some or all of the Shares pursuant to the Offer illegal,
  (iii) seeks to impose limitations on the ability of Purchaser (or any of its affiliates) effectively to acquire or hold, or to require Purchaser or the Company or any of their respective affiliates or subsidiaries to dispose of or hold separate, any portion of the assets or the business of Purchaser and its affiliates or any material portion of the assets or the business of the Company and its subsidiaries taken as a whole, as a result of the Offer, (iv) seeks to impose limitations on the ability of Purchaser (or its affiliates) to exercise full rights of ownership of the Shares purchased by it, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the shareholders of the Company, or (v) otherwise, in the sole judgment of Purchaser, might materially adversely affect Purchaser or the value of the Shares; or

    (b) there shall have been promulgated, enacted, issued entered, enforced or deemed applicable to the Offer, by any statute, rule, regulation, judgment, decree, order or injunction, that is reasonably likely to directly or indirectly result in any of the consequences referred to in clauses (i) through (v) of subsection (a) above; or

    (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Company which, in the sole judgment of Purchaser, is or may be materially adverse, or Purchaser shall have become aware of any fact which, in the sole judgment of Purchaser, has or may have material adverse significance with respect to either the value of the Company or the value of the Shares to Purchaser;

    (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the Nasdaq National Market, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with the Nasdaq Stock Market not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, (iii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the sole judgment of Purchaser, might materially adversely affect the extension of credit by banks or other lending institutions, (iv) commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (vi) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 15% measured from the close of business on March 10, 1998 or (vii) in the case of any of the foregoing existing on March 10, 1998, a material acceleration or worsening thereof;

    (e) the Company or any of its subsidiaries or affiliates shall have (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change, of the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, any presently outstanding Shares or other securities or other equity interests, (iii) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares, other than Shares issued or sold upon the exercise or conversion (in accordance with the publicly disclosed terms thereof) of employee stock options outstanding on August 31, 1997 or issued since that date in the ordinary course of business consistent with past practice, shares of any other class of capital stock or other equity interests, other voting securities, debt securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared, paid or proposed to declare or pay any cash dividend or other distribution on any shares of capital stock of the Company, (v) altered or proposed to alter any material term of any outstanding security or material contract, permit or license, (vi) incurred any debt otherwise than in the ordinary course of business or any debt containing, in the sole judgment of Purchaser, burdensome covenants or security provisions, (vii) authorized, recommended, proposed or entered into an agreement with respect to any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement or arrangement with any person or group that, in Purchaser's sole opinion, could adversely affect either the value of the Company or any of its subsidiaries, or the value of the Shares to Purchaser, (ix) entered into any new employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for one or more of its employees, consultants or directors, or entered into or amended, or made grants or awards pursuant to, any agreements, arrangements or plans so as to provide for increased benefits to one or more employees, consultants or directors, whether or not as a result of or in connection with the transactions contemplated by the Offer, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(c) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Purchaser shall have become aware of any such action which was not previously disclosed in publicly available filings or (xi) amended or authorized or proposed any amendment to its Articles or Bylaws or similar organizational documents, or Purchaser shall become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment which shall not have been previously disclosed;

    (f) a tender or exchange offer for any Shares shall be made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates) or it shall be publicly disclosed or Purchaser shall otherwise learn that (i) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of
  Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or Schedule 13G on file with the Commission on the date of this Offer to Purchase, (ii) any such person, entity group, which before the date of this Offer to Purchase, had filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of an additional 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of an additional 1% or more of any class or series of capital stock of the Company (including the Shares), (iii) any person or group shall enter into a definitive agreement or an agreement in principle or make a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company, or (iv) any person shall file a Notification and Report Form under the HSR Act or make a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;

    (g) (i) any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or any material amount of indebtedness of the Company or any of its subsidiaries shall become accelerated or otherwise become due before its stated due date, in either case, with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer or
  (ii) any covenant, term or condition in any of the Company's or any of its subsidiaries' instruments or agreements is or may be materially adverse to the value of the Shares in the hands of Purchaser (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer);

    (h) Purchaser shall not have obtained any waiver, consent, extension, approval, action or non-action from any governmental authority or agency which is necessary to consummate the Offer; or

    (i) any approval, permit, authorization, consent or other action of any domestic or foreign governmental, administrative or regulatory agency, authority, tribunal or third party shall not have been obtained on terms satisfactory to Purchaser, in its sole discretion, which, in the sole judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Purchaser or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment. The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser, in its sole discretion, regardless of the circumstances (including any action or omission by Purchaser) giving rise to any such conditions or may be waived by Purchaser, in its sole discretion, in whole or in part, at any time and from time to time. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Purchaser concerning any condition or event described in this Section 12 shall be final and binding upon all parties. Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering shareholders.

13. CERTAIN LEGAL MATTERS.

  General. Except as disclosed herein, based on a review of publicly available filings by the Company with the Commission, Purchaser is not aware of any license or regulatory permit that appears to be material to the business of the Company and that might be adversely affected by Purchaser's acquisition of Shares pursuant to the Offer, or of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to the business of the Company or Purchaser in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. Purchaser's obligation under the Offer to accept for payment or pay for Shares is subject to certain conditions. See Section 12.

  State Takeover Laws. The company and certain of its subsidiaries conduct business in a number of states throughout the United States, some of which have adopted laws and regulations applicable to offers to acquires shares of corporations that are incorporated or have substantial assets, shareholders and/or a principal place of business in such states. In Edgar v. MITE Corp. the Supreme Court of the United States held that the Illinois Business Takeover Statute, which involved state securities laws which made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme court of the United States held that a state may, as a matter of corporate law and in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions.

  The Company is incorporated under the laws of the State of Minnesota. The Minnesota Control Share Act requires, among other things, that in order to vote shares of an "issuing public corporation" acquired over a 20%, 33% or 50% threshold, an "Acquiring Person" must receive the approval of the holders of a majority of all shares entitled to vote and the holders of a majority of shares entitled to vote excluding all "interested shares" at a meeting to be held no later than 55 calendar days following delivery of, among other things, an information statement by the Acquiring Person to the issuing public corporation, unless the Acquiring Person agrees to a later date. "Interested shares" are defined to mean shares beneficially owned by an Acquiring Person, by any officer of the issuing public corporation and by employee-directors of the issuing public corporation. An "Acquiring Person" is defined as any person that makes or proposes to make an acquisition, directly or indirectly, of beneficial ownership of shares of an issuing public corporation that would, when added to all other shares beneficially owned by such person, entitle such person immediately after such acquisition to exercise or direct the exercise of voting power over a new range of voting power within any of the ranges referred to above. In order to obtain the right under the Control Share Act to vote all Shares that may be acquired by Purchaser pursuant to the Offer, Purchaser would be required to deliver to the Company an Information Statement containing the information required by the Control Share Act and, in accordance with the Control Share Act, request that the Company call a special meeting of its shareholders for the sole purpose of considering the voting rights to be accorded to all Shares acquired by Purchaser pursuant to the Offer.

  The above provisions do not apply to a control share acquisition of shares of an issuing public corporation whose articles of incorporation or bylaws provide that the Control Share Act does not apply to control share acquisitions of its shares. The Company's Articles of Incorporation, as amended, and Bylaws, as amended, currently do not exclude the Company from the restrictions imposed by the Control Share Act.

  In addition, Section 302A.673 of the Minnesota Business Corporation Act would prohibit any "business combination," including any merger, for a period of four years following the date that Purchaser first acquires beneficial ownership, directly or indirectly, of 10% or more of the outstanding Shares if Purchaser does not receive the approval of a special committee composed of all of the disinterested members of the Company's Board of Directors prior to such acquisition. Purchaser currently has no intention to consummate a merger or business combination transaction with the Company.

  The Minnesota Takeover Disclosure Law, Minnesota Statutes Ch. 80B.01 et seq., requires certain disclosures and filing of disclosure material with the Minnesota Commissioner of Commerce (the "Commissioner"). On March 10, 1998 Purchaser filed disclosure material with the Commissioner. Although the Commissioner does not approve such material, he does review it for the adequacy of such disclosure and is empowered to summarily suspend the Offer in Minnesota within three days of such filing if the material does not provide full disclosure. Such summary suspension, if made, would be effective until a hearing is held (within ten days of the summary suspension) and a determination made (within three days of such hearing, but no more than sixteen days after the initial summary suspension) to make any such suspension permanent, subject to corrective disclosure.

  Purchaser has not determined whether any other state takeover laws and regulations will by their terms apply to the Offer, and, except as set forth herein, Purchaser has not presently sought to comply with any state takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer, and neither anything in this Offer nor any action taken in connection herewith is intended as a waiver of such right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer.

  Antitrust Laws. The Offer is not subject to the filing and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

14. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

  The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes (and may also be a taxable transaction under applicable state, local or other tax laws). In general, a shareholder will recognize gain or loss for such purposes equal to the difference between such shareholder's adjusted tax basis for the Shares such shareholder sells in such transaction and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer. Such gain or loss will be capital gain or loss if the Shares are a capital asset in the hands of the shareholder and will be long-term capital gain or loss if the Shares were held for more than one year on the date of sale. An individual shareholder's long-term capital gain will be taxed at the lowest applicable rate (generally 20%) if such shareholder held the Shares for more than eighteen months on the date of sale.

  Payments in connection with the Offer may be subject to "backup withholding" at a rate of 31%. Backup withholding generally applies if the shareholder (i) fails to furnish such shareholder's social security number or other applicable taxpayer identification number ("TIN"); (ii) furnishes an incorrect TIN; or
(iii) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is such shareholder's correct number and that such shareholder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each shareholder should consult with his own tax advisor as to such shareholder's qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering shareholders may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal.

  The foregoing discussion may not be applicable to a shareholder who acquired Shares pursuant to the exercise of employee stock options or otherwise as compensation, or to a shareholder who is neither a citizen nor resident of the United States or who is otherwise subject to special tax treatment under the Internal Revenue Code. In addition, the foregoing discussion does not address the tax treatment of holders of options or warrants to acquire Shares.

  The federal income tax discussion set forth above is included for general information only and is based upon present law. Shareholders are urged to consult their tax advisors with respect to the specific tax consequences of the Offer to them, including the application and effect of the alternative minimum tax, and state, local or foreign income and other tax laws.

15. FEES AND EXPENSES.

  R.J. Steichen & Co. is acting as Dealer Manager for the Offer and as Purchaser's financial advisor in connection with Purchaser's gaining control of the Company, including the Offer. Pursuant to the terms of R.J. Steichen & Co.'s engagement, Purchaser has agreed to pay R.J. Steichen & Co., for its services as Dealer Manager and financial advisor, an initial financial advisory retainer fee of $20,000 and a monthly financial advisory fee of $10,000. In addition, success fees of up to $50,000 may be earned. Subject to certain limitations, Purchaser also has agreed to reimburse R.J. Steichen & Co. for travel and other out-of pocket expenses, including legal fees and expenses, and to indemnify R.J. Steichen & Co. against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. In the ordinary course of business, R.J. Steichen & Co. may actively trade or hold the securities of the Company for its own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

  Purchaser has retained Beacon Hill Partners, Inc. to act as the Information Agent. The Information Agent may contact holders of Shares by mail, telephone, telex, telecopy and personal interviews and may request brokers, dealers and other nominee shareholders to forward the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation together with reimbursement for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.

  Purchaser has retained Firstar Bank of Minnesota, N.A. to act as the Depositary in connection with the Offer. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

16. MISCELLANEOUS.

  The Offer is being made to all holders of Shares. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  Purchaser has filed with the Commission a Tender Offer Statement on Schedule 14D-1, together with all exhibits thereto, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such Tender Offer Statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner set forth in
Section 6 (except that they will not be available at the regional offices of the Commission).

Fant Industries Inc.

March 10, 1998

                                  SCHEDULE I

                 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

  The name, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser are set forth below. The principal business address of each director and executive officer is 2154 Highland Avenue, Birmingham, AL 35205. Each such person is a citizen of the United States.

                                         POSITION WITH PURCHASER; PRINCIPAL
                                                     OCCUPATION
 NAME                                 OR EMPLOYMENT; 5-YEAR EMPLOYMENT HISTORY
 ----                               -------------------------------------------
 Anthony J. Fant..................  Director, President and Chief Executive
                                    Officer of Purchaser. Mr. Fant has been
                                    Director, President and Chief Executive
                                    Officer of Fant Broadcasting Company
                                    (including, for these purposes, various
                                    affiliated companies engaged primarily in
                                    television and radio broadcasting) since
                                    1986.
 Steve E. Tondera, Jr. ...........  Director, Vice President, Treasurer,
                                    Secretary and Chief Financial Officer of
                                    Purchaser. Mr. Tondera has been Senior Vice
                                    President and Chief Financial Officer of
                                    Fant Broadcasting Company (including, for
                                    these purposes, various affiliated
                                    companies engaged primarily in television
                                    and radio broadcasting) since 1994 and
                                    Director since 1995. Prior to such time,
                                    Mr. Tondera was a principal of Humphryes &
                                    Associates, a public accounting firm.

                                  SCHEDULE II

  The following table sets forth information concerning transactions in Shares during the past sixty (60) days by Purchaser and Mr. Fant. All such transactions were effected in open market purchases on the Nasdaq National Market.

                                            TRANSACTION NO. OF SHARES  PRICE PER
NAME                                           DATE       PURCHASED    SHARE/1/
----                                        ----------- -------------  ---------
Anthony J. Fant............................  01/16/98       10,000      5.0000
                                             01/21/98        4,500      4.8750
                                             01/27/98       10,000      4.8750
                                             01/27/98        3,000      4.8750
                                             02/04/98        6,000      4.8750
                                             02/04/98        5,000      4.8750
                                             02/04/98        5,000      4.8750
                                             02/05/98       10,000      5.1875
                                             02/05/98        8,000      5.1875
                                             02/05/98        4,000      5.1250
                                             02/05/98        2,500      5.0000
                                             02/05/98        2,000      5.1875
                                             02/06/98       40,000      5.3750
                                             02/06/98        2,000      5.1875
                                             02/09/98       25,000      5.5625
                                             02/09/98       25,000      5.4375
                                             02/09/98       10,000      5.8750
                                             02/09/98       10,000      5.8125
                                             02/09/98        2,000      5.3750
                                             02/10/98       20,000      5.8750
                                             02/11/98       15,000      5.8125
                                             02/11/98        7,000      5.8125
                                             02/12/98       20,000      6.7500
                                             02/12/98        3,500      6.7500
                                             02/12/98        1,000      6.6875
                                             02/12/98        2,000      6.6875
                                             02/12/98        2,000      6.6250
                                             02/12/98        5,000      6.7500
                                             02/12/98       25,000      6.6875
                                             02/12/98       20,000      6.3125
                                             02/13/98        2,000      6.6250
                                             02/13/98        2,000      6.5000
                                             02/13/98       10,000      6.5625
                                             02/13/98       10,000      6.5625
                                             02/13/98       25,000      7.1250
                                             02/13/98        5,800      7.1250
                                             02/17/98       30,000      7.4375
                                             02/17/98       30,000      7.5625
                                             02/18/98       50,000      7.4375
                                             02/18/98       65,000      7.5000
                                             02/20/98       15,000      6.5000
                                             02/24/98      (10,000)/2/
                                             03/03/98       10,000      6.4375
Fant Industries Inc........................  02/24/98       10,000 /2/

--------
/1/ Does not include brokerage commission.
/2/ Represents a contribution of 10,000 Shares by Anthony J. Fant to Fant Industries Inc.

  Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each shareholder of the Company or his broker, dealer, commercial bank or trust company to the Depositary at one of its addresses set forth below:

                       The Depositary for the Offer is:

                        FIRSTAR BANK OF MINNESOTA, N.A.
                                (612) 229-2600

                                   By Mail:
                             101 East Fifth Street
                           St. Paul, Minnesota 55101
                          Corporate Trust Department
                        Attention: Frank P. Leslie III

                        By Hand or Overnight Delivery:
                             101 East Fifth Street
                           St. Paul, Minnesota 55101
                          Corporate Trust Department
                        Attention: Frank P. Leslie III

                By Facsimile (For Eligible Institutions Only):
                                (612) 229-6415

                        Confirm Facsimile by Telephone:
                                (612) 229-2600

  Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Depositary. Shareholders may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                          BEACON HILL PARTNERS, INC.

                                90 Broad Street
                                  20th Floor
                           New York, New York 10004

                           Toll-Free (800) 253-3814
                                      or
                            Collect (212) 843-8500

                     The Dealer Manager for the Offer is:

                               RJ STEICHEN & CO

                              One Financial Plaza
                                   Suite 100
                             120 South 6th Street
                       Minneapolis, Minnesota 55402-1800
                                (612) 341-6200